UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016.

Commission File Number 0-26046

China Natural Resources, Inc.

(Translation of registrant's name into English)

Room 2205, 22/F, West Tower, Shun Tak Centre,

168-200 Connaught Road Central, Sheung Wan, Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files of will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Resignation and Appointment of Directors and Officers

On August 15, 2016, Mr. Li Feilie tendered his resignation as Chairman, Chief Executive Officer, President and a Class I Director of China Natural Resources, Inc. (“CHNR”). Mr. Li’s resignation was not due to any disagreement with CHNR on any matter relating to its operations, policies or practices. Mr. Li is the beneficial owner of a majority of the issued and outstanding common shares of CHNR. The Board intends to evaluate and replace Mr. Li as an officer and/or director of CHNR’s subsidiaries, as appropriate, in due course.

Effective upon its receipt of Mr. Li’s resignation, CHNR’s Board of Directors (a) appointed Mr. Wong Wah On Edward as CHNR'’s Chairman, Chief Executive Officer and President and (b) appointed Mr. Yue Ming Wai Bonaventure to fill the vacancy created by Mr. Li’s resignation, and to serve as a Class I Director until the next annual meeting of shareholders at which Class I Directors are elected and until his successor is duly elected and has qualified.

Mr. Wong currently serves as a Class III Director of CHNR and Mr. Yue currently serves as CHNR’s Chief Financial Officer.  Their biographies are incorporated herein by reference to CHNR’s Definitive Information Statement furnished as Exhibit 99.1 to CHNR’s Current Report on Form 6-K filed with the Securities and Exchange Commission on December 4, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA NATURAL RESOURCES, INC.

Date: August 17, 2016	By:	/s/ Wong Wah On Edward
Wong Wah On Edward
Chairman and Chief Executive Officer